BHA SELECT NETWORK
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2015

MEMBER'S EQUITY, BEGINNING OF PERIOD	$	215,533
Member's contributions		224,080
Net loss		(378,993)
MEMBER'S EQUITY, END OF PERIOD	$	60,620